Exhibit 99.1

Ballard Signs Supply Agreement With Solaris; Receives Initial Order For 10 Fuel Cell Modules For Trolley Buses

VANCOUVER and POZNAN, POLAND, Nov. 29, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that it has signed a Long-Term Sales Agreement ("LTSA") with Solaris Bus & Coach ("Solaris"; www.solarisbus.com), a bus OEM headquartered in Poland, for the sale and supply of fuel cell modules to support deployment of Solaris fuel cell buses in Europe. An initial order placed under the LTSA is for 10 FCveloCity®-HD fuel cell modules, with deliveries planned to start in 2017.

Each 85 kilowatt FCveloCity®-HD fuel cell module that has been ordered will be deployed as a range extender in a Solaris Trollino model low-floor trolley bus. Solaris has signed a contract with Rigas Satiksme, the transport operator in the city of Riga, Latvia for 10 of the Trollino trolley buses. These fuel cell buses represent a highly flexible clean energy mass transportation solution, since they will be capable of operating on routes that have no overhead or catenary wiring.

Karim Kassam, Ballard's Vice President – Commercial said, "We look forward to our long-term partnership with Solaris. We believe this initial deployment of 10 buses will represent the first fuel cell-equipped trolley buses deployed anywhere in the world."

Solaris is a major European manufacturer of city, intercity and special-purpose buses as well as low-floor trams. Since the start of production in 1996, Solaris has manufactured over 15,000 vehicles for delivery to 30 countries including Latvia, where the company has been active since 2001.

The Solaris Trollino model articulated bus that will be delivered to Rigas is 18.75 meters (61.5 feet) long and is equipped with a battery. The onboard fuel cell module will engage as the trolley bus moves into any portion of its route that does not have catenary wiring, thereby extending the operating range of the bus. The fuel cell module is a clean energy alternative to diesel auxiliary power units (APUs) currently used in Trollino buses.

Dr. Andreas Strecker, Solaris CEO said, "I am extremely proud that we will manufacture the first hydrogen-powered trolley buses in Europe in cooperation with Rigas Satiksme, one of our most faithful customers."

Dr. Eng. Dariusz Michalak, Solaris Deputy CEO added, "The contract we have just signed with the operator of Latvia's capital city is another milestone on the road to considerably increase the number of hydrogen-powered buses in Europe."

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

Image with caption: "Solaris Trollino model low floor trolley bus (CNW Group/Ballard Power Systems Inc.)". Image available at: http://photos.newswire.ca/images/download/20161129_C3076_PHOTO_EN_827746.jpg

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:00e 29-NOV-16